FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2005

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis Analysis of Mortgage Trust Movements
	Current Period

	Number	£000's

Brought Forward	401,908	29,839,490
Replenishment	15,323	1,370,019
Repurchased	(5,918)	(471,259)
Redemptions	(9,799)	(879,324)
Losses	(28)	(96)
Capitalised Interest	0	4,703	( * see below )
Other Movements	0	0

Carried Forward	401,486	29,863,533

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	967,676	73,940,124
Repurchased	(289,034)	(20,820,811)
Redemptions	(391,714)	(29,749,030)
Losses	(633)	(978)
Capitalised Interest	0	95,014	( * see above )
Other Movements	0	0

Carried Forward	401,486	29,863,533

	Period CPR	Annualised CPR

1 Month	4.52%	68.34%	**( including
3 Month	13.05%	64.46%	redemptions and
12 Month	60.03%	60.03%	repurchases )

**	The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	33.54	months

Weighted Average Loan size	£74,382.50

Weighted Average LTV	69.12%	***(see below)

Weighted Average Indexed LTV	54.18%	using Halifax House Price Index

Weighted Average Indexed LTV	53.18%	using Nationwide House Price Index

Weighted Average Remaining Term	18.29	Years

Product Type Analysis	£000's	%

Variable Rate	8,316,994	27.85%
Fixed Rate	6,608,800	22.13%
Tracker Rate	14,937,739	50.02%

	29,863,533	100.00%

As at 08 April 2005 approximately 9.11% of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	5,647,194	18.91%
Interest Only	5,023,046	16.82%
Repayment	19,193,293	64.27%

	29,863,533	100.00%

As at 08 April 2005 approximately 16.62% of the loans were written under Abbey's policy of non-income

Loan Purpose Analysis	£000's	%

Purchase	21,677,939	72.59%
Remortgage	8,185,594	27.41%

	29,863,533	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,637	1,153,029	3.86%
East Midlands	22,071	1,430,228	4.79%
Greater London	66,795	6,409,046	21.46%
North	17,503	955,633	3.20%
North West	45,412	2,711,826	9.08%
Scotland	26,470	1,493,176	5.00%
South East	102,902	9,087,675	30.43%
South West	31,805	2,359,341	7.90%
Wales	19,302	1,089,383	3.65%
West Midlands	27,040	1,726,266	5.78%
Yorkshire and Humberside	25,089	1,420,410	4.76%
Unknown	460	27,520	0.09%

Total	401,486	29,863,533	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	17,457	734,025	2.46%
25.01 - 50.00	80,096	4,893,248	16.39%
50.01 - 75.00	149,956	12,273,799	41.10%
75.01 - 80.00	20,764	1,751,565	5.87%
80.01 - 85.00	25,367	2,235,030	7.48%
85.01 - 90.00	45,030	3,978,383	13.32%
90.01 - 95.00	62,816	3,997,483	13.39%

Total	401,486	29,863,533	100.00%

*** The balance is the current outstanding balance on the account including accrued interest.
     The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%

Current	390,727	29,032,258	(3,533)	97.25%
1.00 - 1.99 months	5,665	457,341	3,798	1.53%
2.00 - 2.99 months	2,301	166,666	2,607	0.56%
3.00 - 3.99 months	1,104	79,220	1,790	0.27%
4.00 - 4.99 months	558	40,957	1,204	0.14%
5.00 - 5.99 months	379	26,398	959	0.09%
6.00 -11.99 months	584	40,114	1,997	0.13%
12 months and over	38	2,133	247	0.01%
Properties in Possession	130	8,672	705	0.03%

Total	401,486	29,853,759	9,774	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller

	£000's	£000's

Balance Brought Forward	12,744,116	17,095,374
Replenishment of Assets	0	1,370,019
Acquisition by Funding	0	0
Distribution of Principal Receipts	(649,977)	(700,606)
Allocation of Losses	(41)	(55)
Share of Capitalised Interest	2,009	2,694
Payment Re Capitalised Interest	(2,009)	2,009

Balance Carried Forward	12,094,098	17,769,435

Carried Forward Percentage	40.49788%	59.50212%

Minimum Seller Share	1,348,518	4.52%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's

Brought Forward	1,955,171

Additional Amounts Accumulated	649,977
Payment of Notes	0

Carried Forward	2,605,148

Target Balance	1,955,171	payable on 15th April 2005
	649,977	payable on 15th July 2005

	2,605,148

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/1/05	0.3015%

Quarter to 15/10/04	0.5449%

Quarter to 15/07/04	0.3214%

Quarter to 15/04/04	0.3687%

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
  Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve

Balance as at 18/01/2005	£338,000,000.00	£0.00	£70,000,000.00

Required Amount as at 18/01/2005	£338,000,000.00	£0.00	£70,000,000.00

Percentage of Notes	2.30%	0.00%	0.48%

Properties in Possession

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Stock

	Current Period

	Number	£000's

Brought Forward	129	8,552

Repossessed in Period	21	3,346

Sold in Period	(20)	(3,226)

Carried Forward	130	8,672

	Cumulative

	Number	£000's

Repossessed to date	763	60,986
Sold to date	(633)	(52,314)

Carried Forward	130	8,672

Repossession Sales Information

Average time Possession to Sale	89	Days

Average arrears at time of Sale	£3,773

MIG Claim Status

	Number	£000's

MIG Claims made	198	1,394

MIG Claims outstanding	3	11

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes
Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that
Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
 If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email :        Securitisation@Abbey.com

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

05Q1	-	-	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2005 to 08 April 2005

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (NO 5) PLC

Dated: 28th April 2005	By / s / Karen Carson
(Authorised Signatory)